EXHIBIT 99.1

Rio Tinto

Notice to ASX/LSE

Rio Tinto plc annual general meeting

4 April 2024

The annual general meeting of Rio Tinto plc was held on 4 April 2024.

Under Rio Tinto's dual listed companies structure established in 1995, decisions on significant matters affecting shareholders of Rio Tinto plc and Rio Tinto Limited in similar ways are taken through a joint electoral procedure. Resolutions 1 to 22 (inclusive) of the Rio Tinto plc annual general meeting fall into this category, and the results of the voting on these resolutions will be announced shortly after the Rio Tinto Limited annual general meeting which will be held in Australia on 2 May 2024.

The remaining resolutions 23 to 26 (inclusive) were put to Rio Tinto plc shareholders on a poll at the annual general meeting today. The results of that poll are set out below.

The addresses given by the Chair, Chief Executive and People & Remuneration Committee Chair are available at www.riotinto.com/agm.

Resolutions	**For / discretion (number of votes)**	**% for / discretion**	**Against (number of votes)**	**Total votes validly cast**	**% of issued share capital voted**	**Withheld***
23. General authority to allot shares	887,785,537	97.43	23,398,955	911,184,492	72.75%	1,633,236
24. Disapplication of pre-emption rights	902,134,044	99.09	8,300,432	910,434,476	72.69%	2,383,252
25. Authority to purchase Rio Tinto plc shares	725,457,319	79.59	186,040,720	911,498,039	72.77%	1,319,689
26. Notice period for general meetings other than annual general meetings	874,731,354	96.02	36,228,351	910,959,705	72.73%	1,858,020

* It should be noted that a vote 'withheld' is not a vote in law and is not counted in the calculation of the proportion of votes for and against each resolution.

For the purposes of section 341 of the UK Companies Act 2006, the votes validly cast are expressed in the table as a percentage of Rio Tinto plc's total issued share capital (excluding shares held in Treasury) as at 8pm on 2 April 2024, being the time at which a shareholder had to be registered in the Company's register of members in order to attend and vote at the annual general meeting. The number of shares in issue was 1,255,903,781 (excluding Treasury shares 1,252,502,879).

The Company notes that Resolution 25 'Authority to purchase Rio Tinto plc shares' was passed with less than 80% of votes in favour. Shining Prospect (a subsidiary of the Aluminium Corporation of China "Chinalco") voted against Resolution 25. Chinalco has not sold any of its shares in Rio Tinto plc and now has a holding of over 14% given its non-participation in the Company's significant share buyback programmes. This places Chinalco

Notice to ASX/LSE 2 / 3 close to the 14.99% holding threshold agreed with the Australian Government at the time of its original investment in Rio Tinto. In accordance with Listing Rule 9.6.2 copies of all the resolutions passed, other than ordinary business, will be submitted to the National Storage Mechanism and will shortly be available for inspection at https://data.fca.org.uk/#/nsm/nationalstoragemechanism.

Notice to ASX/LSE 3 / 3 Contacts Please direct all enquiries to media.enquiries@riotinto.com Media Relations, United Kingdom Matthew Klar M +44 7796 630 637 David Outhwaite M +44 7787 597 493 Media Relations, Australia Matt Chambers M +61 433 525 739 Jesse Riseborough M +61 436 653 412 Alyesha Anderson M +61 434 868 118 Michelle Lee M +61 458 609 322 Media Relations, Americas Simon Letendre M +1 514 796 4973 Malika Cherry M +1 418 592 7293 Vanessa Damha M +1 514 715 2152 Investor Relations, United Kingdom Menno Sanderse M +44 7825 195 178 David Ovington M +44 7920 010 978 Laura Brooks M +44 7826 942 797 Investor Relations, Australia Tom Gallop M +61 439 353 948 Amar Jambaa M +61 472 865 948 Rio Tinto plc 6 St James’s Square London SW1Y 4AD United Kingdom T +44 20 7781 2000 Registered in England No. 719885 Rio Tinto Limited Level 43, 120 Collins Street Melbourne 3000 Australia T +61 3 9283 3333 Registered in Australia ABN 96 004 458 404 This announcement is authorised for release to the market by Andy Hodges, Rio Tinto’s Group Company Secretary. riotinto.com